September 13, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Envista Holdings Corporation.
Registration Statement on Form S-1, as amended (File No. 333-232758)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Envista Holdings Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Eastern Time, on September 17, 2019, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between September 4, 2019 through the date hereof approximately 1648 copies of the Company’s Preliminary Prospectus dated September 4, 2019 were distributed to prospective underwriters, dealers, institutional investors and others.
We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Alex Woodward
Name: Alex Woodward
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Shepardson
Name: Robert Shepardson
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]